Mail Stop 4561

August 31, 2006

By U.S. Mail and facsimile to (703) 707-5018

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

        Re: **National Rural Utilities Cooperative Finance Corporation**
                Form 10-K for Fiscal Year Ended May 31, 2005
                Forms 10-Q for Fiscal Quarters Ended
                August 31, 2005, November 30, 2005
                Filed January 12, 2006
                File No. 001-07102

Dear Mr. Lilly:

        We have reviewed your response to our review filed with the Commission on June 28, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements, page 43

Consolidated and Combined Statements of Operations, page 50

    1. Please refer to our previous comment 2. Your primary business is making loans to your members and funding this activity with debt issuances, which is similar to a banking enterprise. Accordingly, you have presented your balance sheet to

reflect the significance of these activities to your overall financial condition. Currently your income statement appears to be a hybrid of Article 5 and Article 9. We believe that your income statement, which presents the results of your lending and debt activities, should also comply with the requirements set forth in Article 9 of Regulation S-X, and at a minimum include a net interest income, net interest income after the provision for loan losses and other income and expense. Please revise your financial statements accordingly. Refer to SAB Topic 11:K.

* * * * *

Please amend your filing within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, and provide any requested supplemental information. Please file your response on EDGAR and, if you choose, provide us with your proposed disclosures to be included in your revised filings. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant